UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Columbia Pipeline Partners LP

(Name of Issuer)

CPP GP LLC

COLUMBIA PIPELINE PARTNERS LP

PONY MERGER SUB LLC

COLUMBIA ENERGY GROUP

COLUMBIA PIPELINE GROUP, INC.

TRANSCANADA PIPELINE USA LTD.

TRANSCANADA PIPELINES LIMITED

TRANSCANADA CORPORATION

(Names of Person(s) Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

198281107

(CUSIP Number of Class of Securities)

Russell K. Girling President and Chief Executive Officer TransCanada Corporation 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1 Telephone: (403) 920-2000	Stanley G. Chapman, III President CPP GP LLC 515 San Felipe Street, Suite 2500 Houston, Texas 77056 Telephone: (713) 386-3701
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Gillian A. Hobson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002-6760 Telephone: (713) 758-2222	John Goodgame Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 Telephone: (713) 220-5800

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction ☐.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$936,945,667	$108,592

*	As of December 30, 2016, there were (1) 53,843,466 common units of Columbia Pipeline Partners LP (“CPPL”) outstanding and (2) 19,464 phantom units of CPPL outstanding that were owned by non-employee directors of CPP GP LLC, the general partner of CPPL, which phantom units will become fully vested as common units immediately prior to the closing of the merger.

Total consideration of $936,945,667 was determined based upon the product of (1) 53,862,930, the aggregate number of common units and common units issuable upon settlement or vesting of outstanding phantom units proposed to be converted into the right to receive merger consideration, and (2) the per unit price of $17.395, which is the sum of (1) $17.00 per common unit (the price per common unit negotiated in the transaction) plus (2) $0.00217 multiplied by the number of days from and including the first day of the quarter in which the closing occurs through and including the closing date for maximum amount of $0.1975, plus (3) $0.1975 if the record date for CPPL’s quarterly cash distribution for the quarter immediately preceding the quarter in which the closing occurs shall not have occurred prior to the effective time of the merger.

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.00011590 by the total consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $108,592	Filing Party: Columbia Pipeline Partners LP

Form or registration No.: Schedule 14A	Date Filed: November 21, 2016

INTRODUCTION

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with exhibits hereto, is being filed by (1) Columbia Pipeline Partners LP, a Delaware limited partnership (“CPPL”); (2) TransCanada Corporation, a Canadian corporation (“TransCanada”); (3) TransCanada PipeLines Limited, a Canadian corporation and wholly owned subsidiary of TransCanada (“TPL”); (4) TransCanada PipeLine USA Ltd., a Nevada corporation and wholly owned subsidiary of TPL (“TransCanada USA”); (5) Columbia Pipeline Group, Inc., a Delaware corporation and wholly owned subsidiary of TransCanada USA (“CPG”); (6) Columbia Energy Group, a Delaware corporation and wholly owned subsidiary of CPG (“CEG”); (7) CPP GP LLC, a Delaware limited liability company, the general partner of CPPL and wholly owned subsidiary of CEG and CPG (“CPP GP”); and (viii) Pony Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of CPG (“Merger Sub”) (each of (1) through (viii), a “Filing Person”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 1, 2016, by and among CPPL, CPP GP, Merger Sub and CPG (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into CPPL, with CPPL surviving the merger as a wholly owned subsidiary of CPG and continuing to exist as a Delaware limited partnership (the “Merger”). In the Merger, each common unit representing limited partner interests in CPPL (each, a “CPPL Common Unit”) and issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive (1) $17.00 in cash without interest plus (2) an additional amount of cash without any interest thereon equal to the product of (x) the number of days from and including the first day of the quarter in which the closing of the Merger occurs through and including the closing date of the Merger multiplied by (y) $0.00217 (a daily distribution rate equal to $0.1975 divided by 91), plus (3) an additional amount of cash equal to $0.1975 without any interest thereon if the record date for CPPL’s quarterly cash distribution with respect to the quarter immediately preceding the quarter in which the closing of the Merger occurs shall not have occurred prior to the effective time of the Merger (collectively, the “Merger Consideration”). Immediately prior to the Effective Time, each outstanding CPPL phantom unit, including those held by the non-employee members of the board of directors of CPP GP (the “CPP GP Board”), will receive immediate and full acceleration of vesting and each CPPL phantom unit thus converted will entitle its holder to receive from CPPL an amount equal to the Merger Consideration. The Merger is subject to certain closing conditions, including approval by holders of the CPPL Common Units (“CPPL Common Unitholders”) of the Merger Agreement at a special meeting of CPPL Common Unitholders.

Concurrently with the filing of this Transaction Statement, CPPL is filing a notice of meeting and a proxy statement (the “Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the special meeting of CPPL Common Unitholders, at which CPPL Common Unitholders will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that CPPL is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

Summary Term Sheet. The information set forth under the captions “Summary Term Sheet” and “Questions and Answers About the Merger and the Special Meeting” in the Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The name of the subject company is Columbia Pipeline Partners LP, a Delaware limited partnership with principal executive offices at 5151 San Felipe St., Suite 2500, Houston, Texas 77056. Its telephone number is (713) 386-3701.

(b)	Securities. The class of securities to which this Transaction Statement relates is common units representing limited partner interests of CPPL, of which 53,843,466 were issued and outstanding as of December 30, 2016.

(c)-(d)	Trading Market and Price; Dividends. The information set forth under the caption “Common Unit Market Price and Distribution Information” in the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. On February 11, 2015, CPPL completed its initial public offering of 53,833,107 CPPL Common Units at a price to the public of $23.00 per unit. CPPL received net proceeds of approximately $1,168.4 million from the offering.

(f)	Prior Stock Purchases. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Information Concerning the CPG Parties and Merger Sub”

“Certain Purchases and Sales of CPPL Common Units”

“Where You Can Find More Information”

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(b)	Name and Address; Business and Background of Entities. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Information Concerning CPPL”

“Information Concerning the CPG Parties and Merger Sub”

“Where You Can Find More Information”

CEG, a Delaware corporation, owns CPP GP and 100% of CPPL’s outstanding subordinated units and incentive distribution rights. CPG, a Delaware corporation, owns all of the outstanding shares of CEG’s common stock. The principal offices of CEG and CPG are located at 5151 San Felipe St., Suite 2500, Houston, Texas 77056 and their telephone number at that address is (713) 386-3701. The principal business of CEG and CPG is to own, operate and develop a portfolio of pipelines, storage and related midstream assets.

Merger Sub, a Delaware limited liability company, was formed by CPG as its wholly owned subsidiary solely for the purpose of effecting the Merger. The principal offices of Merger Sub are located at 5151 San Felipe St., Suite 2500, Houston, Texas 77056 and its telephone number at that address is (713) 386-3701.

TransCanada USA, a Nevada corporation, owns all of the outstanding shares of CPG’s common stock. The principal offices of TransCanada USA are located at 700 Louisiana Street, Suite 700, Houston, Texas 77002, and its telephone number at that address is (832) 320-5201. The principal business of TransCanada USA is to own, operate and develop a portfolio of pipelines, storage and related midstream assets.

TPL and TransCanada, both Canadian corporations, are, respectively, direct and indirect parents of TransCanada USA. The principal offices of TPL and TransCanada are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, and their telephone number at that address is (403) 920-2000. The principal business of TPL and TransCanada is to own, operate and develop a portfolio of pipelines, storage and related midstream assets.

During the past five years, none of CPPL and the entities named above has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

The information about the name and address of each director and executive officer of CPG, TransCanada, CEG, TransCanada USA and TPL is set forth below in “—Business and Background of Natural Persons.” The Merger Sub does not have any directors or executive officers.

(c)	Business and Background of Natural Persons. The information set forth under the caption “Where You Can Find More Information” in the Proxy Statement is incorporated herein by reference. Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of the current directors and executive officers of CPG, TransCanada, CEG, TransCanada USA and TPL.

During the past five years, none of the directors and executive officers of CPP GP or the persons described below have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Name	Citizenship	Position with CPG
Brandon M. Anderson	USA and Canada	Director
Nathaniel A. Brown	USA	Controller and Principal Financial Officer
Stanley G. Chapman, III	USA	Director, President
Ronald L. Cook	Canada	Director

Brandon M. Anderson. Mr. Anderson was appointed to the board of directors of CPG and CEG on July 1, 2016, and to the board of directors of TransCanada USA on July 1, 2015. Mr. Anderson also serves as the Senior Vice-President and General Manager, U.S. Natural Gas Pipelines for TransCanada, a position he has held since July 2015. Mr. Anderson has over 20 years of energy industry experience, and since joining TransCanada in 2002 has held a variety of leadership positions in energy marketing and trading, business development, electricity, gas storage and TransCanada’s Mexico pipeline operations. Mr. Anderson previously served as Senior Vice-President and General Manager, Mexico Gas and Power from May 2013 to July 2015, Senior Vice-President, Western Power and Gas Storage from January 2011 to May 2013 and Vice-President, Gas Storage from March 2006 to January 2011.

Nathaniel A. Brown. Mr. Brown serves as the Controller and Principal Financial Officer of CPG and CEG, positions he has held since July 1, 2016. He is Director, Financial Services, U.S. Natural Gas Pipelines for TransCanada where he is responsible for accounting, financial reporting, planning and budgeting. In this role, he also provides regulatory accounting support for rate filings, settlement negotiations and other regulatory proceedings. Mr. Brown joined TransCanada in 2009 as Manager of U.S. Pipelines West and was responsible for combining the accounting and financial reporting processes of multiple entities into TransCanada’s Houston office. He has managed ongoing accounting and financial reporting for multiple entities through complex technical accounting and regulatory issues.

Stanley G. Chapman, III. Mr. Chapman was appointed to the board of directors of CPG and CEG on July 1, 2016. Mr. Chapman was also appointed to the board of directors of TransCanada USA on September 13, 2016. Mr. Chapman serves as the Senior Vice-President and General Manager, U.S. Natural Gas Pipelines with TransCanada a position he has held since July 1, 2016. Prior to July 1, 2016, Mr. Chapman served as Executive Vice-President and Chief Commercial Officer of CPP GP and CPG, from which positions he resigned upon completion of the CPG Merger. Prior to joining CPG in December of 2011, Mr. Chapman was employed by El Paso Pipeline Company and its predecessor, Tenneco Energy, for nearly 23 years where he last served as Vice-President for Marketing, Business Development and Asset Optimization.

Ronald L. Cook. Mr. Cook was appointed to the board of directors of CPG and CEG on July 1, 2016. Mr. Cook was also appointed to the board of directors of TransCanada USA on May 29, 2013. Mr. Cook serves as the Vice-President, Taxation with TransCanada, a position he has held since April 2002.

The address of each of the directors and executive officers of CPG listed above is 5151 San Felipe St., Suite 2500, Houston, Texas 77056.

Name	Citizenship	Position with TransCanada
Russell K. Girling	Canada	Director, President and Chief Executive Officer
Donald R. Marchand	Canada	Executive Vice-President, Corporate Development and Chief Financial Officer
Alexander J. Pourbaix	Canada	Chief Operating Officer
Karl Johannson	Canada	Executive Vice-President and President, Natural Gas Pipelines
Wendy Hanrahan	Canada	Executive Vice-President, Corporate Services
William C. Taylor	USA and Canada	Executive Vice-President and President, Energy
Kristine L. Delkus	Canada	Executive Vice-President, Stakeholder Relations and General Counsel
Paul Miller	Canada	Executive Vice-President and President, Liquids Pipelines
S. Barry Jackson	Canada	Director
Kevin E. Benson	Canada	Director
Derek H. Burney, O.C.	Canada	Director
John E. Lowe	USA	Director
Paula Rosput Reynolds	USA	Director
John Richels	USA and Canada	Director
Mary Pat Salomone	USA	Director
Indira Samarasekera	Canada	Director
D. Michael G. Stewart	Canada	Director
Siim A. Vanaselja	Canada	Director
Richard E. Waugh, O.C.	Canada	Director

Russell K. Girling. Mr. Girling has served as a corporate director and the President and Chief Executive Officer of TransCanada and TPL since July 1, 2010. Prior to his appointment, he served as Chief Operating Officer of TransCanada from July 17, 2009 to June 30, 2010 and President, Pipelines from June 1, 2006 until June 30, 2010. Previously, Mr. Girling served as Chief Financial Officer and Executive Vice-President, Corporate Development of TransCanada until May 31, 2006, and as Executive Vice-President, Power from 1995 until his appointment as Chief Financial Officer in 1999. Mr. Girling has held various other leadership positions since joining TransCanada in 1994.

Donald R. Marchand. Mr. Marchand serves as Executive Vice-President, Corporate Development and Chief Financial Officer of TransCanada and TPL, and is responsible for financial reporting, taxation, finance, treasury, risk management, investor relations, strategy and corporate development for TransCanada Corporation. He was named Chief Financial Officer in July 2010 and assumed accountability for strategy and corporate development in October 2015. Previous to his appointment as CFO, he was Vice-President, Finance and Treasurer of TransCanada overseeing the company’s finance, treasury, trading and financial risk and pension asset management functions.

Alexander J. Pourbaix. Mr. Pourbaix currently serves as Chief Operating Officer of TransCanada and TPL. Prior to his current appointment, he was Executive Vice-President and President, Development. Mr. Pourbaix is a director of Trican Well Service Ltd. (oilfield services) and is a director and past Chairman of the Board of Directors for the Canadian Energy Pipeline Association.

Karl Johannson. Mr. Johannson currently serves as Executive Vice-President and President, Natural Gas Pipelines of TransCanada and TPL. He joined TransCanada in 1990 and has over 25 years of experience in marketing and trading energy products in Canada and the United States. Prior to his current employment, Mr. Johannson was Senior Vice-President, Canadian and Eastern U.S. Pipelines. He has also held the position of Senior Vice-President, Canadian Power where he was responsible for all activities relating to the day-to-day commercial management of TransCanada’s Canadian power business.

Wendy Hanrahan. Ms. Hanrahan currently serves as Executive Vice-President, Corporate Services of TransCanada and TPL. Since joining TransCanada in 1995, she has held a variety of key leadership roles in finance and accounting, corporate strategy, human resources and in the gas transmission business. She also served as Vice-President, TC PipeLines, LP. Prior to Joining TransCanada, Ms. Hanrahan worked in various accounting roles at Gulf Canada Resources and was an Audit Manager at Ernst & Young. Her community involvement has included various Board and committee positions including the Heritage Park Society and the Canadian Mental Health Association. She is currently a founding member of the I am Powerful Council for CARE Canada.

William C. Taylor. Mr. Taylor currently serves as Executive Vice-President and President, Energy of TransCanada and TPL. Prior to his current employment, Mr. Taylor managed the eastern region of TransCanada’s power business, and played a major role in the growth and building of that business over a number of years. Formerly a Board member of the Independent Market Operator in Ontario, he currently sits on the Board of the Canadian Electricity Association and the Independent Power Producers of New York.

Kristine L. Delkus. Ms. Delkus currently serves as Executive Vice-President, Stakeholder Relations and General Counsel of TransCanada and TPL. Since joining TransCanada in June 1995, Ms. Delkus has held a variety of progressively senior roles with the organization. Other roles at TransCanada have included Senior Vice-President, Pipelines Law and Regulatory Affairs; Vice-President, Gas Transmission Law; Vice-President, Power and Regulatory Law; Vice-President, Law, Trading & Business Development; Associate General Counsel, U.S. Regulatory Law and North American Pipeline Ventures; and Senior Legal Counsel, U.S. Regulatory Law. Prior to coming to TransCanada, Ms. Delkus worked at Morgan, Lewis & Bockius in Washington, D.C., where she was a senior associate in the government regulation section of a U.S. national law firm, specializing in energy issues.

Paul Miller. Mr. Miller currently serves as Executive Vice-President and President, Liquids Pipelines. Prior to his current appointment, Mr. Miller was Senior Vice-President, Oil Pipelines, accountable for the profitability and commercial management of TransCanada’s oil pipelines. Since joining TransCanada in 1990, Mr. Miller has held a variety of progressively senior roles in treasury, finance, corporate development and business development.

S. Barry Jackson. Mr. Jackson has served as a corporate director of TransCanada and TPL since 2002. He is currently the Chair of the Board of TransCanada and TPL. Mr. Jackson is a director of WestJet Airlines Ltd. (airline) and Laricina Energy Ltd (oil and gas, exploration and production). He was a director of Nexen Inc. (oil and gas, exploration and production) from 2001 to June 2013, serving as Chair from 2012.

Kevin E. Benson. Mr. Benson has served as a corporate director of TransCanada and TPL since 2005. He was President and Chief Executive Officer of Laidlaw International, Inc. from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He was also a director of the Calgary Airport Authority from January 2010 to December 2013.

Derek H. Burney, O.C. Mr. Burney has served as a corporate director of TransCanada and TPL since 2005. Mr. Burney is a senior strategic advisor at Norton Rose Fulbright (law firm). He has served as Chairman of GardaWorld’s International Advisory Board since April 2008 (risk management and security services). He is also a member of the Paradigm Capital Inc. Advisory Board (investment dealer) since May 2011 and the Ottawa Hospital Board (Governor) since November 2011.

John E. Lowe. Mr. Lowe has served as a corporate director of TransCanada and TPL since September 2015. He has been the non-executive Chairman of Apache Corporation’s (oil and gas) board of directors since May 2, 2015, having previously joined the board in July 2013. He also currently serves on the board of directors for Phillips 66 (energy infrastructure) and, has been the Senior Executive Adviser at Tudor Pickering, Holt & Co. LLC (energy investment and merchant banking) since September 2012. Mr. Lowe has previously served as a director of Agrium Inc. (agriculture) from May 2010 to August 2015, DCP Midstream LLC (energy infrastructure) and its wholly owned subsidiary, DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP from October 2008 to April 2012 and Chevron Phillips Chemical Co. LLC (global petrochemicals) from October 2008 to January 2011.

Paula Rosput Reynolds. Ms. Reynolds has served as a corporate director of TransCanada and TPL since 2011. Ms. Reynolds has been the President and Chief Executive Office of PreferWest, LLC (business advisory group) since October 2009. She serves as a director of CBRE Group, Inc. (commercial real estate), BP p.l.c. (oil and gas), BAE Systems plc. (aerospace, defense, information security) and Siluria Technologies Inc. (natural gas). Ms. Reynolds served as a director at Delta AirLines Inc. (airline) from August 2004 to June 2015 and Anadarko Petroleum Corporation (oil and gas, exploration and production) from August 2007 to May 2014.

John Richels. Mr. Richels has served as a corporate director of TransCanada and TPL since 2013. He currently serves as the Vice-Chair of Devon Energy Corporation (“Devon”) (oil and gas, exploration and production, energy infrastructure) having previously served on their board of directors since 2007. He was on the board of directors of BOK Financial Corp. until April 2016 and was Chairman of EnLink Midstream, LLC and EnLink Midstream Partners, LP (energy infrastructure) until June 2016. Mr. Richels was also the President and Chief Executive Officer of Devon from 2010 to July 2015 having previously served as President of Devon since 2004.

Mary Pat Salomone. Ms. Salomone has served as a corporate director of TransCanada and TPL since 2013. She was the Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (energy infrastructure) from January 2010 to June 30, 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. Ms. Salomone was appointed to Intertape Polymer Group (manufacturing) board of directors in November 2015 and serves as a trustee of the Youngstown State University Foundation. She served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013.

Indira Samarasekera. Dr. Samarasekera has served as a corporate director of TransCanada and TPL since April 29, 2016. Dr. Samarasekera is currently a senior advisor for Bennett Jones LLP (law firm) and serves on the board of directors of the Bank of Nova Scotia (chartered bank), Magna International (manufacturing automotive parts), Asia-Pacific Foundation, the Rideau Hall Foundation, the Perimeter Institute of Theoretical Physics and the selection panel for Canada’s outstanding chief executive officer of the year. She is also a federal member on the Independent Senate Advisory Panel. Dr. Samarasekera served as President of the University of Alberta from 2005 to 2015.

D. Michael G. Stewart. Mr. Stewart has served as a corporate director of TransCanada and TPL since 2006. He serves as a director of Pengrowth Energy Corporation (oil and gas, exploration and production)

and Canadian Energy Services and Technology Corp (oilfield services). He was a director of Northpoint Resources Ltd. (oil and gas, exploration and production) from July 2013 to February 2015 and a director of C&C Energia Ltd. (oil and gas) from May 2010 to December 2012.

Siim A. Vanaselja. Mr. Vanaselja has served as a corporate director of TransCanada and TPL since 2014. He currently serves on the boards of Great-West Lifeco Inc. (financial services) and Maple Leaf Sports and Entertainment Ltd. (sports, property management). Mr. Vanaselja was the Executive Vice-President & Chief Financial Officer of BCE Inc. and Bell Canada (telecommunications and media) from January 2001 to June 2015. Prior to joining BCE Inc., he was a partner at the accounting firm, KPMG Canada in Toronto until 1994.

Richard E. Waugh, O.C. Mr. Waugh has served as a corporate director of TransCanada and TPL since 2012. He currently also serves as an advisor of Acasta Enterprises Inc. He was President and Chief Executive Officer of the Bank of Nova Scotia (“Scotiabank”) (chartered bank) from March 2003 until November 2013 where he then served as Deputy Chairman and director of Scotiabank until his retirement in January 2014. Mr. Waugh also served as a director of Catalyst Inc. (non-profit) until November 2013 and Chair of the Catalyst Canada Advisory Board until October 2013. He also serves on the board of directors of several non-profit corporations and affiliations, including the board of York University, of which he has been a member since January 2014, serving as chair since July 2015.

The address of each of the directors and executive officers of TransCanada listed above is 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

Name	Citizenship	Position with CEG
Brandon M. Anderson	USA and Canada	Director
Nathaniel A. Brown	USA	Controller and Principal Financial Officer
Stanley G. Chapman, III	USA	Director and President
Ronald L. Cook	Canada	Director

For biographical information about Brandon M. Anderson, Nathaniel A. Brown, Stanley G. Chapman, III and Ronald L. Cook, see the list of directors and executive officers of CPG above.

The address of each of the directors and executive officers of CEG listed above is 5151 San Felipe St., Suite 2500, Houston, Texas 77056.

Name	Citizenship	Position with TransCanada USA
Brandon M. Anderson	USA and Canada	Director and Vice-President
Jasmin Bertovic	USA and Canada	Director and Vice-President
Stanley G. Chapman, III	USA	Director, President
Ronald L. Cook	Canada	Director
G. Glenn Menuz	Canada	Vice-President and Controller
Stacy L. Williams	USA	Director and Assistant Secretary

For biographical information about Brandon M. Anderson, Nathaniel A. Brown, Stanley G. Chapman, III and Ronald L. Cook, see the list of directors and executive officers of CPG above.

Jasmin Bertovic. Mr. Bertovic was appointed to the board of directors of TransCanada USA on May 7, 2014. He serves as Vice-President of TransCanada USA, a position he has held since September 1, 2011. Mr. Bertovic also currently serves as the Vice-President and General Manager, Eastern Energy of TransCanada, a position he has held since April 2013. Prior to that, Mr. Bertovic served as Vice-President, Eastern Power Commercial from July 2011 until April 2013.

G. Glenn Menuz. Mr. Menuz serves as the Vice-President and Controller of TransCanada USA, a position he has held since June 15, 2006. Prior to his current appointment, Mr. Menuz served as the Assistant Controller of TransCanada.

Stacy L. Williams. Mr. Williams was appointed to the board of directors of TransCanada USA on September 13, 2016. He serves as the Assistant Secretary of TransCanada USA, a position he has held since September 13, 2016. Mr. Williams currently serves as the Vice-President, Deputy General Counsel –Land and Litigation for Columbia Pipeline Group, a position he has held since April 2015. Prior to joining Columbia Pipeline Group, Mr. Williams was an attorney with Locke Lord Bissell and Liddell LLP (law firm) from October 1994 until April 2015.

The address of each of the directors and executive officers of TransCanada USA listed above is 700 Louisiana Street, Suite 700, Houston, Texas 77002.

Name	Citizenship	Position with TPL
Russell K. Girling	Canada	Director, President and Chief Executive Officer
Donald R. Marchand	Canada	Executive Vice-President, Corporate Development and Chief Financial Officer
Alexander J. Pourbaix	Canada	Chief Operating Officer
Karl Johannson	Canada	Executive Vice-President and President, Natural Gas Pipelines
Wendy Hanrahan	Canada	Executive Vice-President, Corporate Services
William C. Taylor	USA and Canada	Executive Vice-President and President, Energy
Kristine L. Delkus	Canada	Executive Vice-President, Stakeholder Relations and General Counsel
Paul Miller	Canada	Executive Vice-President and President, Liquids Pipelines
S. Barry Jackson	Canada	Director and Chair of the Board
Kevin E. Benson	Canada	Director
Derek H. Burney, O.C.	Canada	Director
John E. Lowe	USA	Director
Paula Rosput Reynolds	USA	Director
John Richels	USA and Canada	Director
Mary Pat Salomone	USA	Director
Indira Samarasekera	Canada	Director
D. Michael G. Stewart	Canada	Director
Siim A. Vanaselja	Canada	Director
Richard E. Waugh, O.C.	Canada	Director

For biographical information about Russell K. Girling, Donald R. Marchand, Alexander J. Pourbaix, Karl Johannson, Wendy Hanrahan, William C. Taylor, Kristine L. Delkus, Paul Miller, S. Barry Jackson, Kevin E. Benson, Derek H. Burney, O.C., John E. Lowe, Paula Rosput Reynolds, John Richels, Mary Pat Salomone, Indira Samarasekera, D. Michael G. Stewart, Siim A. Vanaselja and Richard E. Waugh, O.C., see the list of directors and executive officers of TransCanada above.

The address of each of the directors and executive officers of TPL listed above is 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Material U.S. Federal Income Tax Considerations”

“Special Factors—No Appraisal Rights”

“Information about the Special Meeting and Voting”

“The Merger Agreement”

“Annex A: The Merger Agreement”

(c)	Different Terms. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“Special Factors—No Appraisal Rights”

“The Merger Agreement—The Merger Consideration”

“The Merger Agreement—Treatment of Equity Awards”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“Annex A: The Merger Agreement”

(d)	Appraisal Rights. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	Transactions. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Information Concerning the CPG Parties and Merger Sub”

“Where You Can Find More Information”

(b)	Significant Corporate Events. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A: The Merger Agreement”

(c)	Negotiations or Contacts. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A: The Merger Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of CPPL and the CPG Parties”

“Where You Can Find More Information”

“Annex A: The Merger Agreement”

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex A: The Merger Agreement”

(c)(1)-(8)	Plans. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Delisting and Deregistration of CPPL Common Units”

“The Merger Agreement”

“Annex A: The Merger Agreement”

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Opinion of the Financial Advisor of the Conflicts Committee”

“Special Factors—Morgan Stanley Financial Advisor Materials”

(c)	Reasons. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—Opinion of the Financial Advisor of the Conflicts Committee”

“Special Factors—Morgan Stanley Financial Advisor Materials”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(d)	Effects. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Material U.S. Federal Income Tax Considerations”

“Special Factors—Background of the Merger”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Material U.S. Federal Income Tax Considerations”

“The Merger Agreement”

“Annex A: The Merger Agreement”

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of the Financial Advisor of CPPL Conflicts Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Opinion of the Financial Advisor of the Conflicts Committee”

“Special Factors—Morgan Stanley Financial Advisor Materials”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex B: Opinion of Jefferies LLC”

(c)	Approval of Security Holders. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Information about the Special Meeting and Voting—Required Unitholder Votes”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Information about the Special Meeting and Voting—Record Date and Quorum Requirement”

“Information about the Special Meeting and Voting—Vote Required; How Units Are Voted”

(d)	Unaffiliated Representative. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of CPP GP Board and Conflicts Committee”

“Summary Term Sheet—Opinion of the Financial Advisor of CPPL Conflicts Committee”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of the Financial Advisor of the Conflicts Committee”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex B: Opinion of Jefferies LLC”

(e)	Approval of Directors. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of CPP GP Board and Conflicts Committees”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

(f)	Other Offers. The information set forth under the caption “Special Factors—Background of the Merger” in the Proxy Statement is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)-(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Jefferies LLC (“Jefferies”) and provided to the Conflicts Committee of the CPP GP Board, dated October 13, 2016, October 15, 2016, October 21, 2016, October 26, 2016 and

November 1, 2016 are set forth as Exhibits (c)(2) – (c)(6), respectively, hereto and are incorporated herein by reference. The discussion materials prepared by Morgan Stanley Canada Limited and provided to the Board of Directors of TransCanada, dated July 27, 2016, July 27, 2016, August 12, 2016, September 2, 2016, September 7, 2016, September 21, 2016 and October 27, 2016, are set forth as Exhibits (c)(7), (c)(8), (c)(9), (c)(10), (c)(11), (c)(12) and (c)(13) hereto and are incorporated herein by reference. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of the Financial Advisor of CPPL Conflicts Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of the Financial Advisor of the Conflicts Committee”

“Special Factors—Morgan Stanley Financial Advisor Materials”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Other Matters”

“Annex B: Opinion of Jefferies LLC”

The written opinion of Jefferies is attached to the Proxy Statement as Annex B and is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of CPPL during its regular business hours by any interested CPPL Common Unitholder.

Item 10.	Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b)	Source of Funds; Conditions. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Merger”

“Summary Term Sheet—Expenses Relating to the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Expenses Relating to the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement—Expenses”

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)-(b)	Securities Ownership; Securities Transactions. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of CPPL and the CPG Parties”

“Certain Purchases and Sales of CPPL Common Units”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)-(e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the GPP GP Board and Conflicts Committee”

“Summary Term Sheet—Information about the Special Meeting and Voting—Required Unitholder Votes”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the CPG Parties, the CPP GP Board and the Conflicts Committee as to the Fairness of the Merger”

“Special Factors—CPG Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Information about the Special Meeting and Voting—Vote Required; How Units Are Voted”

“The Merger Agreement—CPP GP Recommendation and CPPL Adverse Recommendation Change”

“The Merger Agreement—CPPL Unitholder Approval”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Selected Historical Consolidated Financial Data”

“Where You Can Find More Information”

CPPL’s Annual Report on Form 10-K for the year ended December 31, 2015 and its quarterly reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable. Paragraph (c)(6) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. Since the Merger Consideration will consist solely of cash, and, as a result, CPPL Common Unitholders will have no continuing interest in CPG after the Merger. Accordingly, such pro forma data is not material to CPPL Common Unitholders and, as such, has not been presented.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the CPP GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Opinion of the Financial Advisor of the Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“Information about the Special Meeting and Voting—Questions and Additional Information”

“Information about the Special Meeting and Voting—Proxy Solicitation”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement of Columbia Pipeline Partners LP (incorporated by reference to the Columbia Pipeline Partners LP Proxy Statement filed with the Securities and Exchange Commission on January 3, 2017).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Press release issued by Columbia Pipeline Partners LP dated November 1, 2016 (incorporated by reference to Exhibit 99.1 to Columbia Pipeline Partners LP’s Form 8-K, dated November 1, 2016).

(a)(4)	Letter to Columbia Pipeline Partners LP common unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Notice of Special Meeting of Columbia Pipeline Partners LP common unitholders (incorporated herein by reference to the Proxy Statement).

(b)	None.

(c)(1)	Opinion of Jefferies LLC to the Conflicts Committee of the Board of Directors of CPP GP LLC, dated November 1, 2016 (included as Annex B to the Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Presentation materials prepared by Jefferies LLC, dated October 13, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(3)*	Presentation materials prepared by Jefferies LLC, dated October 15, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(4)*	Presentation materials prepared by Jefferies LLC, dated October 21, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(5)*	Presentation materials prepared by Jefferies LLC, dated October 26, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(6)*	Presentation materials prepared by Jefferies LLC, dated November 1, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(7)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated July 27, 2016, for the Board of Directors of TransCanada Corporation.

(c)(8)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated July 27, 2016, for the Board of Directors of TransCanada Corporation.

(c)(9)*	Presentation jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated September 7, 2016, for the Board of Directors of TransCanada Corporation.

(c)(10)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated October 27, 2016, for the Board of Directors of TransCanada Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2016, by and among Columbia Pipeline Group, Inc., Merger Sub LLC, Columbia Pipeline Partners LP and CPP GP LLC (included as Annex A to the Proxy Statement filed herewith as Exhibit (a)(1)).

(f)(1)	Second Amended and Restated Agreement of Limited Partnership of Columbia Pipeline Partners LP, dated as of June 30, 2015 (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by Columbia Pipeline Partners LP on August 3, 2015).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2017	COLUMBIA PIPELINE PARTNERS LP

	By:	CPP GP LLC,
its general partner

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Controller and Principal Financial Officer

	By:	/s/ U. Gabriel Nwuli
	Name:	U. Gabriel Nwuli
	Title:	Corporate Secretary

Dated: January 3, 2017	CPP GP LLC

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Controller and Principal Financial Officer

	By:	/s/ U. Gabriel Nwuli
	Name:	U. Gabriel Nwuli
	Title:	Corporate Secretary

Dated: January 3, 2017	PONY MERGER SUB LLC

	By:	COLUMBIA PIPELINE GROUP, INC., its sole member

	By:	/s/ Jon A. Dobson
	Name:	Jon A. Dobson
	Title:	Corporate Secretary

	By:	/s/ U. Gabriel Nwuli
	Name:	U. Gabriel Nwuli
	Title:	Assistant Corporate Secretary

Dated: January 3, 2017	COLUMBIA ENERGY GROUP

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Controller and Principal Financial Officer

	By:	/s/ Jon A. Dobson
	Name:	Jon A. Dobson
	Title:	Corporate Secretary

[Signature Page to Transaction Statement on Schedule 13E-3]

Dated: January 3, 2017	COLUMBIA PIPELINE GROUP, INC.

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Controller and Principal Financial Officer

	By:	/s/ Jon A. Dobson
	Name:	Jon A. Dobson
	Title:	Corporate Secretary

Dated: January 3, 2017	TRANSCANADA PIPELINE USA LTD.

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Vice-President

	By:	/s/ Jon A. Dobson
	Name:	Jon A. Dobson
	Title:	Corporate Secretary

Dated: January 3, 2017	TRANSCANADA PIPELINES LIMITED

	By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary

	By:	/s/ Joel E. Hunter
	Name:	Joel E. Hunter
	Title:	Vice-President, Finance and Treasurer

Dated: January 3, 2017	TRANSCANADA CORPORATION

	By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary

	By:	/s/ Joel E. Hunter
	Name:	Joel E. Hunter
	Title:	Vice-President, Finance and Treasurer

[Signature Page to Transaction Statement on Schedule 13E-3]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Proxy Statement of Columbia Pipeline Partners LP (incorporated by reference to the Columbia Pipeline Partners LP Proxy Statement filed with the Securities and Exchange Commission on January 3, 2017).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Press release issued by Columbia Pipeline Partners LP dated November 1, 2016 (incorporated by reference to Exhibit 99.1 to Columbia Pipeline Partners LP’s Form 8-K, dated November 1, 2016).

(a)(4)	Letter to Columbia Pipeline Partners LP common unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Notice of Special Meeting of Columbia Pipeline Partners LP common unitholders (incorporated herein by reference to the Proxy Statement).

(b)	None.

(c)(1)	Opinion of Jefferies LLC to the Conflicts Committee of the Board of Directors of CPP GP LLC, dated November 1, 2016 (included as Annex B to the Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Presentation materials prepared by Jefferies LLC, dated October 13, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(3)*	Presentation materials prepared by Jefferies LLC, dated October 15, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(4)*	Presentation materials prepared by Jefferies LLC, dated October 21, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(5)*	Presentation materials prepared by Jefferies LLC, dated October 26, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(6)*	Presentation materials prepared by Jefferies LLC, dated November 1, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC

(c)(7)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated July 27, 2016, for the Board of Directors of TransCanada Corporation.

(c)(8)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated July 27, 2016, for the Board of Directors of TransCanada Corporation.

(c)(9)*	Presentation jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated September 7, 2016, for the Board of Directors of TransCanada Corporation.

(c)(10)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated October 27, 2016, for the Board of Directors of TransCanada Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2016, by and among Columbia Pipeline Group, Inc., Merger Sub LLC, Columbia Pipeline Partners LP and CPP GP LLC (included as Annex A to the Proxy Statement filed herewith as Exhibit (a)(1)).

(f)(1)	Second Amended and Restated Agreement of Limited Partnership of Columbia Pipeline Partners LP, dated as of June 30, 2015 (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by Columbia Pipeline Partners LP on August 3, 2015).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

*	Previously filed.